Exhibit 99.6

NICE Drives Accelerated CX Transformation for Globe Telecom

NICE helps shape CX strategy, delivers nearly $1.8 million in annual benefits through efficient management of
Globe’s WFM Operational Center across voice and digital lines of business with Value Realization Services

Hoboken, N.J., October 19, 2021 – NICE (Nasdaq: NICE) today announced that it powered the efficient governance and accelerated CX transformation of Globe Telecom’s Workforce Management (WFM) Operational Command Center covering their voice and digital lines of business, all of which was enabled by NICE’s Value Realization Services (VRS) team. Globe Telecom, a leading provider of telecommunications, initially entrusted NICE VRS’ Managed Services with the management of WFM for its voice business. Following the project’s success and with the outbreak of the pandemic, NICE was given expanded ownership of Globe’s digital operations and is driving an agile, seamless and effective transformation that supports business continuity and enhances digital fluency. Among other benefits, NICE VRS helped boost 34% service level improvements, nearly $1.8 million in annual benefits for the voice business, operational efficiency and improved experiences for Globe’s customers and business partners.

Rebecca Eclipse, Globe’s Chief Customer Experience Officer, commented, “Globe is dedicated to providing exceptional service to its customers and NICE helped us achieve these goals. NICE improved visibility in our workforce data processes, driving a 73% increase in line adherence and a 34% service level improvement. When the global pandemic hit early in our engagement, it accelerated our thinking around our digital goals and NICE became the obvious partner for our digital transformation. With their acumen, we’ve achieved nearly $1.8 million in annual benefit for voice and are targeting $800,000 in annual savings for digital. These are impressive results benefiting us, and our customers and business partners.”

Within weeks of NICE taking over governance of Globe’s voice operations, the line of business began regularly exceeding service levels that lived up to Globe’s high standards. Results include reduced call abandons, faster resolution, speedy customer service and better customer experiences. Efficiency and productivity gains also transformed Globe’s relationships with its outsourced partners as NICE VRS delivered improved call distribution and enhanced reporting. Globe is committed to helping customers thrive in “the new normal” and, as such, turned to NICE for transitioning its call centers to support the increased volume coming in through digital channels such as social media, email, and digital self-service.

“Our successful collaboration with Globe Telecom at an especially challenging time reflects a deep commitment to our customers and the excellence of our people and processes,” said Darren Rushworth, President of NICE Asia Pacific. “Our VRS Managed Services deliver the right combination of high-level strategic advisory and application expertise and can best apply NICE solutions to achieve our customers’ goals. We are proud of our role in helping Globe enhance digital fluency and take the relationships with their customers and partners to new heights.”

By focusing on people, processes and technology, NICE VRS achieves positive financial impact, excellent customer experiences, agent satisfaction, and lasting success. Click here to learn more about NICE’s Value Realization Services and Managed Services offerings.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.